August 6, 2009

Manulife Financial Corporation announces discount for common shares issued under its dividend reinvestment and share purchase plans

TORONTO – Manulife Financial Corporation (the “Company”) today announced that in respect of the Company’s September 21, 2009 dividend payment date, the Board has decided that the Company will issue common shares in connection with the reinvestment of dividends and optional cash purchases pursuant to the Company’s Canadian Dividend Reinvestment and Share Purchase Plan (the “Canadian Plan”) and its U.S. Dividend Reinvestment and Share Purchase Plan (the “U.S. Plan”).  The price of common shares purchased with reinvested dividends will be reduced by a three (3) percent discount from the market price, as determined pursuant to the applicable plan.

Registered common shareholders of record residing in Canada who are not currently participants in the  Canadian Plan and wish to join the Canadian Plan can obtain an enrollment form from the Company’s plan administrator, CIBC Mellon Trust Company, from their website at www.cibcmellon.com/investor, or by calling 1-800-783-9495.   Non-registered beneficial common shareholders residing in Canada who are not currently participants in the Canadian Plan and wish to join the Canadian Plan should contact their broker or other intermediary through which they hold common shares.

Registered common shareholders of record residing in the United States who are not currently participants in the U.S. Plan and wish to join the U.S. Plan can obtain an enrollment form and a copy of the U.S. Prospectus from the Company’s plan administrator, BNY Mellon Shareowner Services, from their website at www.bnymellon.com/shareowner/isd, by calling 1-800-249-7702 or at their mailing address, P.O. Box 358013, Pittsburgh, PA 15252-8013. Non-registered beneficial common shareholders residing in the United States who are not currently participants in the U.S. Plan and wish to join the U.S. Plan should contact the broker or other intermediary through which they hold common shares.

About Manulife Financial

Manulife Financial is a Canadian-based financial services group serving millions of customers in 22 countries and territories worldwide. Operating as Manulife Financial in Canada and Asia, and primarily through John Hancock in the United States, the Company offers customers a diverse range of financial protection products and wealth management services through its extensive network of employees, agents and distribution partners.

Manulife Financial Corporation trades as 'MFC' on the TSX, NYSE and PSE, and under '945' on the SEHK. Manulife Financial can be found on the Internet at www.manulife.com.

Media inquiries:
Laurie Lupton

416-852-7792
laurie_lupton@manulife.com

Shareholder Relations:
Terri Neville
1-800-795-9767
shareholder_services@manulife.com

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